EXHIBIT 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-date ended
	September 30, 2013	September 7, 2012
Income from continuing operations before income taxes	$173	$(5)
Add (deduct):
Fixed charges	269	308
Capitalized interest	(5)	(4)
Amortization of capitalized interest	5	5
Equity in earnings related to certain 50% or less owned affiliates	(3)	(2)
Adjusted earnings	$439	$302
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$244	$272
Capitalized interest	5	4
Portion of rents representative of the interest factor	20	32
Total fixed charges and preferred unit distributions	$269	$308
Ratio of earnings to fixed charges and preferred unit distributions	1.6
Deficiency of earnings to fixed charges and preferred unit distributions	$—	$(6)